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                            November 19, 2021

       Xiaofeng Peng
       Chief Executive Officer
       SPI Energy Co., Ltd.
       #1128, 11/F, No. 52 Hung To Road
       Kwun Tong, Kowloon
       Hong Kong SAR, China

                                                        Re: SPI Energy Co.,
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 29,
2021
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended December 31, 2020
                                                            Filed October 29,
2021
                                                            File No. 001-37678

       Dear Mr. Peng:

              We have reviewed your October 29, 2021 response to our comment letter and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment is to comment in our
       September 22, 2021 letter.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2020

       Risks Related to Our Ordinary Shares
       Recent joint statement by the SEC and the PCAOB proposed rule changes..., page 37

   1. We note your response to prior comment 6 and your revised disclosure on page 37. In the last paragraph, please
revise to clearly disclose that trading in your securities may be prohibited under the
Holding Foreign Companies Accountable Act if the PCAOB
                                                        determines that it
cannot inspect or fully investigate your auditor, and disclose that an exchange may determine
to delist your securities.
 Xiaofeng Peng
FirstName
SPI EnergyLastNameXiaofeng Peng
           Co., Ltd.
Comapany 19,
November  NameSPI
              2021 Energy Co., Ltd.
November
Page 2    19, 2021 Page 2
FirstName LastName
Item 19. Exhibits, page 107

2.       Please amend your filing to include updated certifications pursuant to
Section 302 and 906
         of the Sarbanes-Oxley Act of 2002.
      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing